Exhibit 99.1

Dr. Reddy's Laboratories Ltd.
8-2-337, Road No. 3, Banjara Hills
Hyderabad – 500 034, Telangana, India

CIN: L85195TG1984PLC004507

Tel: + 91 40 4900 2900
Fax: + 91 40 4900 2999
Email: mail@drreddys.com
Web: www.drreddys.com

April 16, 2025

National Stock Exchange of India Ltd. (Scrip Code: DRREDDY)

BSE Limited (Scrip Code: 500124)

New York Stock Exchange Inc. (Stock Code: RDY)

NSE IFSC Ltd (Stock Code: DRREDDY)

Dear Sirs,

Sub: Disclosure pursuant to Regulation 30 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 – information on reported news item

This is in reference to Regulation 30(11) of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (“SEBI Listing Regulations”) regarding a news item published in The Economic Times (newspaper/ media) on April 15, 2025, with the heading “Sweet Surrender: Sanofi puts star insulin brand on block”.

The said news item states that Sanofi India has started the process of selling its flagship insulin brand, Lantus, with major domestic pharmaceutical companies and has mentioned Dr. Reddy's Laboratories Limited as one of the potential acquirers. In this regard, please note that the Company does not comment on market speculations and there is currently no such event or information which requires a disclosure under Regulation 30 of the SEBI Listing Regulations.

In compliance with Regulation 30 of the SEBI Listing Regulations, the Company makes prompt disclosure of any event or information, as and when any event or information is considered material or warrants such disclosure under the said Regulation.

This is for your information.

Thanking you.

Yours faithfully,

For Dr. Reddy’s Laboratories Limited

K Randhir Singh

Company Secretary, Compliance Officer and Head-CSR